    As filed with the Securities and Exchange Commission on February 8, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           RAYTEL MEDICAL CORPORATION
                            (Name of Subject Company)

                           RAYTEL MEDICAL CORPORATION
                        (Name of Person Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    755107109
                      (CUSIP Number of Class of Securities)

                                Richard F. Bader
         Chairman of the Board of Directors and Chief Executive Officer
                           Raytel Medical Corporation
                          2755 Campus Drive, Suite 200
                               San Mateo, CA 94403

                  (Name, Address and Telephone Number of Person
                 Authorized to receive Notice and Communications
                    on Behalf of the Person Filing Statement)

                                 WITH COPIES TO:
                            Dennis C. Sullivan, Esq.
                            Paul A. Blumenstein, Esq.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                                 (650) 833-2000

[x] Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

RAYTEL MEDICAL CORPORATION TO BE ACQUIRED BY SHL TELEMEDICINE

San Mateo, CA, February 8, 2002---Raytel Medical Corporation (Nasdaq: RTEL), the leading U.S. provider of remote cardiac monitoring and testing and a provider of diagnostic imaging services, today announced the signing of a definitive merger agreement pursuant to which SHL Telemedicine Ltd. (SWX: SHLTN or "SHL"), a developer and marketer of telemedicine devices and provider of telemedicine services, will acquire Raytel (the "Transaction"). According to the terms of the agreement, by February 21, 2002, a subsidiary of SHL will begin a tender offer for all of Raytel's outstanding shares at a price of $10.25 per share in cash, for a total of approximately $31.1 million, which represents a premium of approximately 28% over the closing price of the stock on February 7, 2002 and a premium of approximately 101% over the closing price on September 28, 2001, the last trading day prior to the filing of the initial Schedule 13D indicating a group had submitted a preliminary proposal to the Board to purchase all of Raytel's outstanding shares. Following the completion of the tender offer, the SHL subsidiary will be merged into Raytel in a transaction in which any Raytel shares not tendered will be converted into the right to receive the same per share cash price paid in the tender offer. The Transaction is not conditioned upon financing.

The Transaction was unanimously approved by Raytel's Board of Directors upon the unanimous recommendation of a Special Committee appointed by the Board. It is contingent upon, among other things, at least a majority of the outstanding shares of Raytel on a fully-diluted basis being validly tendered and not withdrawn prior to the expiration date of the offer. Directors and officers of Raytel, who own an aggregate of approximately 6.4% of the outstanding shares of Raytel common stock, have agreed to tender their shares. The Transaction is also subject to the satisfaction or waiver of customary closing conditions.

In connection with the Transaction, Raytel's Special Committee received a fairness opinion with respect to the proposed Transaction from Houlihan Lokey Howard & Zukin Capital, which the Special Committee had engaged as its financial advisor to assist it in its review and evaluation of strategic alternatives, stating that the consideration to be received by Raytel's shareholders in the Transaction is fair from a financial point of view to such shareholders. CIBC World Markets Corp. served as SHL's financial advisors for this Transaction.

Gene Miller, Chairman of the Special Committee, commented, "Raytel has been considering its strategic alternatives over the past several months in an attempt to maximize shareholder value. After a fair process designed to maximize shareholder value and after careful consideration, we have chosen SHL as a partner. We believe that the consideration received from SHL, which is not subject to financing, will provide a superior value to our shareholders."


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
Richard Bader, Chairman and Chief Executive Officer of Raytel, added, "I believe that the Transaction will well serve the employees of Raytel and its operating subsidiaries and that SHL's resources will strengthen the Company's ability to expand its operations and serve its customers."

ABOUT RAYTEL

Raytel (www.raytel.com), headquartered in San Mateo, CA, is a leading provider of services and efficient dissemination of technical information to physicians and patients utilizing telephone technology and the delivery of diagnostic information over secure Internet links, as well as ambulatory diagnostic imaging facilities for general as well as cardiac imaging.

Raytel's revenues for the year ended September 30, 2001 totaled $71.3 million and the Company recorded a loss for the year from continuing operations of $13.3 million. This loss was primarily due to the provision for payments of $14.1 million in connection with the June 2001 settlement of claims made by the U.S. government in connection with the Company's remote pacemaker monitoring services.

Additional Information on Raytel is available at www.raytel.com.

ABOUT SHL TELEMEDICINE LTD.

SHL TELEMEDICINE LTD., develops and markets telemedicine systems and call center services. It provides remote monitoring systems in cardiology and pulmonology for a variety of patients ranging from high risk and chronically ill patients to healthy individuals who wish to take a more active role in managing their health. Individuals can transmit indications of cardiac or pulmonary functions (e.g. 12-lead EKG, blood pressure and spirometry readings) via phone to a medical call center staffed with trained medical personnel for analysis and instruction. SHL is listed on the SWX New Market and holds 19.9% of the shares in the joint venture Philips HeartCare Telemedicine Services Europe B.V.

Additional information on SHL TeleMedicine is available at www.shl-telemedicine.com.


--------------------------------------------------------------------------------
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Raytel. At the time the expected offer is commenced, SHL Telemedicine will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and Raytel will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain


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
other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Raytel at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the commission) and the Solicitation/Recommendation Statement will also be available for free at the commission's website at www.sec.gov. Raytel's stockholders are urged to read the relevant tender offer documents and Solicitation/Recommendation Statement when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

****

Press Contacts for Raytel:
Richard F. Bader
Chairman and Chief Executive Officer
(650) 349-0800


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